                                                                               EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Year Ended December 31,
	2009		2008		2007		2006		2005
Earnings:
Income from continuing operations before income taxes and noncontrolling interest	$412.1		$642.2		$346.7		$11.7		$8.0
Portion of rents representative of interest expense	5.8		5.6		5.2		8.4		0.4
Interest on indebtedness, including amortization of deferred loan costs	0.1		22.3		83.1		89.0		97.0
Amortization of capitalized interest	-		-		-		-		-
Minority interest in pre-tax income of subsidiaries that have not incurred
fixed charges	-		-		0.9		(0.6)		(5.6)
Earnings, as adjusted	$418.0		$670.1		$435.9		$108.5		$99.8

Fixed Charges:
Portion of rents representative of interest expense	$5.8		$5.6		$5.2		$8.4		$0.4
Interest on indebtedness, including amortization of deferred loan costs	0.1		22.3		83.1		89.0		97.0
Capitalized interest	74.7		41.2		11.2		1.5		0.5
Total fixed charges	$80.6		$69.1		$99.5		$98.9		$97.9

Ratio of earnings to fixed charges	5.19	x	9.70	x	4.38	x	1.10	x	1.02	x